SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT,
dated December 1, 2020, between
THE ADVISORS’ INNER CIRCLE FUND II
and
SPRUCEGROVE INVESTMENT MANAGEMENT LTD.

The Trust shall pay to the Adviser, as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each of the Funds in accordance with the following fee schedule:

Fund	Rate
Sprucegrove International Equity Master Fund	0.00%
Sprucegrove International Equity Fund	0.65%